UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)1

BROADCASTER, INC.

(formerly International Microcomputer Software, Inc.)

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

459862306

(CUSIP Number)

Michael Gardner

Baytree Capital Associates, LLC

40 Wall Street

58th Floor

New York, NY 10005

(212) 509-1700

With copies to:

Harris Cramer LLP

1555 Palm Beach Lakes Blvd., Suite 310

West Palm Beach, FL 33401

Attention: Michael D. Harris, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

———————

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 459862306	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Gardner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 39,024,300(1) (2)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 13,004,300(2)
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,024,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.7%(3)
14	TYPE OF REPORTING PERSON* IN -- Individual.

———————

(1)

Michael Gardner is deemed by a Rule of the Securities and Exchange Commission to have shared voting power only with respect to the matters described in Item 4. The number of shares reported as being beneficially owned are calculated based on the number of shares held by stockholders of Broadcaster, Inc., including Mr. Gardner, that are parties to a mutual understanding to act together with respect to all matters affecting or relating to the common stock of Broadcaster, Inc. Mr. Gardner disclaims beneficial ownership

CUSIP No. 459862306	13D	Page 3 of 8 Pages

of 26,020,000 shares or all shares except those directly owned by Mr. Gardner and Baytree Capital Associates, LLC, and this Schedule 13D shall not be construed as an admission that Mr. Gardner is the beneficial owner of any securities covered by this Schedule 13D other than those owned directly by Baytree Capital Associates, LLC and himself.

(2)

10,204,300 of the shares are owned directly by Mr. Gardner. The remaining 2,800,000 shares are owned by Baytree Capital Associates, LLC of which Mr. Gardner is the managing member. The shares owned directly and beneficially by Mr. Gardner do not include shares representing Mr. Gardner’s beneficial interest in a trust, which trust owns 3,089,188 shares of the issuer’s common stock. Mr. Gardner does not have the power to vote or sell any shares owned by the trust.

(3)

Based upon 72,635,210 shares of common stock outstanding as of February 2, 2007. The 72,635,210 shares include 7,450,000 shares authorized for issuance at the February 1, 2007 meeting of the Board of Directors of Broadcaster, Inc.

CUSIP No. 459862306	13D	Page 4 of 8 Pages

This Amendment No. 1 to Schedule 13D is being filed by Michael Gardner. Mr. Gardner filed an Original 13D dated September 14, 2006 (the “Original 13D”).

Item 3 is amended and restated as follows:

Item 3.

Source or Amount of Funds or Other Consideration.

As more fully described under Item 4 below, pursuant to an Amended and Restated Agreement and Plan of Merger dated March 24, 2006 (the “Merger Agreement”), on June 1, 2006 Broadcaster, Inc. (“Broadcaster”) acquired AccessMedia Networks, Inc., a Delaware corporation (“AccessMedia”) in exchange  for  29,000,000 shares of Common Stock (the “Merger”). Mr. Gardner, as a stockholder of AccessMedia, received 8,120,000 shares of Common Stock. In addition, Mr. Gardner purchased 124,300 shares of Common Stock in the open market with personal funds. In connection with the Merger, Broadcaster paid Baytree Capital Associates, LLC, a Delaware limited liability company (“Baytree”), of which Mr. Gardner is the managing member, a fee of 2,450,000 shares of Common Stock for past and future consulting services including services in connection with the Merger.

At a meeting of the Broadcaster Board of Directors on February 1, 2007, the Board of Directors concluded that the first revenue target of $20 million had been exceeded as of December 31, 2006. Accordingly, Broadcaster agreed to issue 7,000,000 shares of its common stock, with 1,960,000 of shares going to Mr. Gardner. In addition, Baytree will receive 350,000 additional shares under its Consulting Agreement where it is entitled to an additional 5% of any shares issued under the Merger Agreement.

Item 4 is amended and restated as follows:

Item 4.

Purpose of the Transaction.

In late December 2006, the Broadcaster Board of Directors approved an amendment to the the “Merger Agreement through which the definition of revenue was amended to include not only revenue under Generally Accepted Accounting Principles but also the number of monthly unique visitors on Broadcaster’s website, www.broadcaster.com, as measured by Google Analytics multiplied by $1.00. The original Merger Agreement simply referenced achieving cumulative revenue of $20 million beginning May 1, 2005.  The first target date was June 30, 2006.  Under the Merger Agreement, if Broadcaster achieved $20 million of cumulative revenue six months following, i.e., December 31, 2006, the former AccessMedia shareholders were entitled to receive 7,000,000 shares of Common Stock as an earn-out payment. The Merger Agreement was formally amended on January 4, 2007, effective as of December 29, 2006.

At a meeting of the Broadcaster Board of Directors on February 1, 2007, the Board of Directors concluded that the first revenue target of $20 million had been exceeded as of December 31, 2006.  Accordingly, Broadcaster agreed to issue 7,000,000 additional shares of Common Stock with 1,960,000 shares going to Mr. Gardner and the remaining 5,040,000 shares going to Software People, LLC, a Wyoming limited liability company (“Software People”), Trans Global Media, LLC, a Wyoming limited liability company (“Trans Global”), AccessMedia Technologies, LLC, a Wyoming limited liability company (“AccessMedia Tech”), and Broadcaster, LLC, a Nevada limited liability company (Software People, Trans Global, AccessMedia Tech and Broadcaster, LLC are collectively referred to in this Schedule 13D as the “AccessMedia Entities”).  In addition, Baytree received 350,000 additional shares under its Consulting Agreement. Broadcaster also agreed to issue, pursuant to the services agreement with its investor relations firm, 100,000 shares of common stock to the chairman of that firm.

Prior to the Merger, Baytree, a Broadcaster stockholder and Broadcaster’s chief executive officer, entered into a voting agreement (the “Parent Voting Agreement”) as described in Item 4 of the Original 13D with respect to the shares of Common Stock beneficially owned by these stockholders. No shares of Common Stock were purchased by Baytree in connection with the Parent Voting Agreement, and thus no funds were used for this purpose.

Prior to the Merger, all AccessMedia stockholders, including Mr. Gardner, entered into a voting agreement (the “Company Voting Agreement”)(the Parent Voting Agreement and Company Voting Agreement are collectively referred to in this Schedule 13D as the “Voting Agreements”) as described in Item 4 of the Original 13D with respect to all shares of Common Stock which would be beneficially owned by these stockholders after completion of

CUSIP No. 459862306	13D	Page 5 of 8 Pages

the Merger. No shares of Common Stock were purchased by Mr. Gardner in connection with the Company Voting Agreement, and thus no funds were used for this purpose.

With the issuance of these additional shares, Mr. Gardner and the AccessMedia Entities now beneficially own a majority of Broadcaster’s Common Stock and the two Voting Agreements were thereby automatically terminated. Mr. Gardner and Mr. Nolan Quan, the managing member of the AccessMedia Entities, have a mutual understanding to act together with respect to all matters affecting or relating to the common stock of Broadcaster, Inc. Accordingly, under the Rules of the Securities and Exchange Commission, each may be deemed to be the beneficial owner of the shares owned by the other. No shares of Common Stock were purchased by Mr. Gardner in connection with the new mutual understanding, and thus no funds were used for this purpose.

Item 5 is amended and restated as follows:

Item 5.

Interest in Securities of the Issuer.

(a), (b) Mr. Gardner is the owner of 10,204,300 shares of Broadcaster Common Stock. Baytree is the owner of 2,800,000 shares of Broadcaster Common Stock. Because of Mr. Gardner’s relationship with Baytree, he is the beneficial owner of the 2,800,000 shares of AccessMedia Common Stock owned by Baytree.  Accordingly, Mr. Gardner has the sole power to sell 13,004,300 shares of AccessMedia Common Stock.

As discussed in Item 4, the Parent and Company Voting Agreements have terminated and Mr. Gardner is no longer deemed by Rule 13d-5(b)(1)of the Act to be the beneficial owner of all shares of Broadcaster Common Stock owned by each party to the Parent and Company Voting Agreements. However, because Mr. Gardner and Mr. Quan have a mutual understanding to act together with respect to all matters affecting or relating to the common stock of Broadcaster, Inc, Mr. Gardner is deemed by Rule 13d-5(b)(1)of the Act to be the beneficial owner of all shares of Broadcaster Common held by him and Mr. Quan, although he disclaims such beneficial ownership except as to the shares owned by Baytree and himself. As a result, he may be deemed to have shared voting power over:

•

the 13,004,300 shares of Common Stock owned by  Baytree and himself;

•

the 25,920,000 shares of Common Stock owned by the AccessMedia Entities; and

•

the 100,000 shares of Common Stock owned by the Rosen-Quan Family Trust dtd 7/30/99 (the “Rosen-Quan Family Trust) of which Mr. Quan is a trustee.

As such, Mr. Gardner may be deemed to beneficially own 39,024,300 shares of Broadcaster representing approximately 53.7% of the outstanding shares of Common Stock. Although Mr. Gardner may be deemed to have shared voting power over all 39,024,300 shares, he disclaims beneficial ownership of the 26,020,000 shares of Common Stock beneficially owned by Mr. Quan as a trustee of the Rosen-Quan Family Trust and the AccessMedia Entities.  These numbers do not include shares representing Mr. Gardner’s beneficial interest in a trust, which trust owns 3,089,188 shares of Broadcaster Common Stock.  Mr. Gardner does not have the power to vote or sell any shares owned by the trust.

The other parties which share voting power are believed by Mr. Gardner to beneficially own the following shares of Broadcaster common stock:

Name	Combined Beneficial Ownership	Percentage of Class Beneficially Owned	Shared Voting Power	Sole Power to Sell
AccessMedia Entities	39,024,300	53.7%	39,024,300	25,920,000
Nolan Quan	39,024,300	53.7%	39,024,300	100,000

The address of the principal business office of Mr. Gardner and Baytree is 40 Wall Street, 58th Floor, New York, NY 10005. Mr. Gardner’s principal business is as managing member of Baytree, and Baytree’s principal business is investing in securities.

Mr. Quan, the beneficial owner of the Broadcaster Common Stock owned by the Rosen-Quan Family Trust and the AccessMedia Entities, has his business address at 9201 Oakdale Avenue, Suite 201, Chatsworth, CA 91311. Mr. Quan is a private equity investor and is principally involved in managing his investments including those in Broadcaster and Alchemy Communications, Inc., a California corporation. Mr. Quan is a citizen of the United States.

CUSIP No. 459862306	13D	Page 6 of 8 Pages

The address of the principal business office of Software People and AccessMedia Tech is 123 West First Street, #675, Casper, WY 82601. The address of the principal business office of Trans Global is 2424 Pioneer Avenue, #405, Cheyenne, WY 82001.  The address of the principal business office of Broadcaster, LLC is 3540 West Sahara Avenue, #763, Las Vegas, NV 89102, and Broadcaster, LLC.

During the past five years Mr. Gardner has not, and to the best of his knowledge, none of the other individuals or entities referred to in this Item 5 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years Mr. Gardner has not, and to the best of his knowledge, none of the other individuals or entities referred to in this Item 5, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)

Except as described in this Schedule 13D and in this Item 5(c), Mr. Gardner and Baytree did not engage in any transactions in shares of Common Stock during the past 60 days, nor, to the best of Mr. Gardner’s knowledge, did Mr. Quan, the Rosen-Quan Family Trust, or the AccessMedia Entities. Between November 15, 2006 and December 6, 2006, Mr. Quan, in his capacity as a trustee of the Rosen-Quan Family Trust, purchased 100,000 shares of Broadcaster common stock on the open market at prices ranging from $1.13 to $1.17 per share.

(d)

Not applicable.

(e)

Not applicable.

Item 6 is amended and restated as follows:

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the mutual understanding and as set forth below, to the best knowledge of Mr. Gardner, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Gardner, Baytree, Mr. Quan, the Rosen-Quan Family Trust and the AccessMedia Entities and between such person and any person with respect to any securities of Broadcaster, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Lock-Up Agreement

In connection with the Merger Agreement, Mr. Martin Wade and certain other parties entered into individual lock-up agreements (collectively, the “Lock-Up Agreement”), pursuant to which such stockholders agreed not to sell, offer, pledge, contract to sell or any similar transaction, any Common Stock owned by such stockholders for a period of 12 months following the closing of the Merger. Once sold, the voting restrictions imposed by the Lock-Up Agreement lapse as to the shares sold.

Each stockholder who signed the Lock-Up Agreement may sell up to 2% of the Broadcaster Common Stock owned by such stockholder in each 60 day period during the 12 month period. In addition, the number of shares of Common Stock that may be sold during any 60 day period may be increased above 2% at the discretion of Baytree if (i) Baytree determines in good faith that such sales will not have an adverse effect on the market for Common Stock, and (ii) such increase applies on a pro rata basis to each stockholder who has executed the Lock-Up Agreement.

The foregoing summary of the Lock-Up Agreement is qualified by reference to the form of Lock-Up Agreement included as Exhibit 4 to Original 13D and incorporated herein in its entirety by reference.

CUSIP No. 459862306	13D	Page 7 of 8 Pages

Item 7 is amended and restated as follows:

Item 7.

Material to be filed as Exhibits.

The following documents are filed as exhibits:

1.

Amended and Restated Agreement and Plan of Merger (1)

2.

Form of Parent Voting Agreement(2)

3.

Form of Company Voting Agreement(3)

4.

Form of Lock-Up Agreement(4)

5.

Amendment to the Amended and Restated Agreement and Plan of Merger(5)

———————

(1)

Incorporated by reference to Exhibit 2.1 to Broadcaster’s current report on Form 8-K filed with the Securities and Exchange Commission on March 29, 2006.

(2)

Incorporated by reference to Exhibit 10.1 to Broadcaster’s current report on Form 8-K filed with the Securities and Exchange Commission on May 5, 2006. The actual title of this Agreement is Parent Voting Agreement.

(3)

Incorporated by reference to Exhibit B to Exhibit 2.1 to the Broadcaster’s current report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2005.The actual title of this Agreement is Company Voting Agreement.

(4)

Incorporated by reference to Exhibit 4 of Broadcaster’s Schedule 13D filed with the Securities and Exchange Commission on September 14, 2006.

(5)

Incorporated by reference to Exhibit 10.1 of Broadcaster’s current report on Form 8-K filed with the Securities and Exchange Commission on January 10, 2007.

CUSIP No. 459862306	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2007

By:	/s/ MICHAEL GARDNER
Michael Gardner

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).